October 24, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.                                                                                                  Via EDGAR
Washington, D.C.  20549

Re:                                 Vital Images, Inc.
Registration Statement on Form S-3, as amended
File No. 333-137237

Ladies and Gentlemen:

On behalf of Vital Images, Inc. (“Vital Images” or the “company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on October 26, 2006, or as soon thereafter as is practicable.

Vital Images hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or desire any additional information regarding this request or the Registration Statement.

Very truly yours,

Vital Images, Inc.

By — /s/  Michael H. Carrel
                Michael H. Carrel

Its:  Chief Operating Officer and
       Chief Financial Officer